NYFIX, INC.
2007 OMNIBUS EQUITY COMPENSATION PLAN
MODEL
NON-QUALIFIED STOCK OPTION AGREEMENT
(Senior Executive Version)

Non-Qualified Stock Option Agreement (this “Agreement”), dated as of __________________, between NYFIX, Inc. (“NYFIX”) and _________________ (the “Participant”).

BACKGROUND

Pursuant to the terms of the NYFIX, Inc. 2007 Omnibus Equity Compensation Plan (the “Plan”), and subject to the approval of the Plan by the stockholders of NYFIX, NYFIX desires to (i) provide an incentive to the Participant, (ii) encourage the Participant to contribute materially to the growth of NYFIX and its subsidiaries (collectively, the “Company”) and (iii) more closely align the Participant’s economic interests with those of NYFIX stockholders by means of a Nonqualified Stock Option Grant. Whenever capitalized terms are used in this Agreement, they shall have the meanings set forth in this Agreement or, if not defined in this Agreement, as set forth in the Plan.

The Plan allows the Company to provide rewards and incentives to certain employees of the Company by, among other things, granting them opportunities to purchase shares of Stock. The Board or the Committee has determined that it would be in the best interest of the Company and its stockholders to grant the Options to the Participant under the Plan.

In consideration of the covenants and agreements set forth in this Agreement, and intending to be legally bound hereby upon the approval of the Plan by the stockholders of NYFIX, the Participant and NYFIX hereby agree as follows:

ARTICLE 1

GRANT OF OPTIONS

1.1 Grant of Options. The Participant is hereby granted Nonqualified Stock Options representing the right to purchase _________ shares of Stock subject to the restrictions and conditions set forth in this Agreement and subject to the approval of the Plan by the stockholders of NYFIX. References in this Agreement to “Option” and “Options” mean the options granted hereby, individually and in the aggregate.

1.2 Option Price. The Option Price of the Options is $________ per share, which is the same as the Fair Market Value of a share of Stock on the Date of Grant.

1.3 Grant Information. The Options have been granted under the Plan. The Board or the Committee authorized the grant of the Options on ________________.

ARTICLE 2

EXERCISABILITY OF OPTIONS

All of the Options are unvested on the Date of Grant. Options shall vest upon, but only upon, the earliest to occur of the events described in Section 2.1, 2.2 or 2.3 and shall become exercisable as described in Section 2.4, in each case subject to the limitations set forth in Section 2.5. All unvested Options shall be forfeitable as set forth in Section 2.5 and shall be non-transferable as set forth in Section 5.2. All shares of Stock issued upon exercise of Options shall be transferable, although:

(a) transferability may be subject to pre-clearance, blackout, registration and other requirements and restrictions under the Company’s insider trading and other compliance policies and procedures; and

(b) transfers by executive officers should be reviewed in advance to determine if there would be any potential liability for short-swing profits under Section 16(b) of the Securities Exchange Act of 1934.

2.1 Time Vesting. If not sooner vested and unless previously forfeited pursuant to Section 2.5, all of the Options shall vest based on the passage of time as follows:

(i) 25% of the Options shall vest on March 10, 2008; and

(ii) the remaining 75% of the Options shall vest ratably on the 10th day of each month over the next 36 months such that 100% of the Options are vested on March 10, 2011.1

If a partial Option would vest on any date, the total number of Options vesting on such date shall be rounded up to the nearest whole Option.

2.2 Accelerated and Continued Vesting. If not sooner vested and exercisable, and unless previously cancelled pursuant to Section 2.5 or 4.2,

(i) all of the Options shall vest and become immediately exercisable upon a termination of the Participant’s employment (a) by the Company without Cause (as defined in Section 5.1) or (b) by the Participant for Good Reason (as defined in Section 5.1), in either case within one year following a Change in Control; and

(ii) following a termination of the Participant’s employment (a) by the Company without Cause or (b) by the Participant for Good Reason, in either case prior to or more than one year following a Change in Control, the Participant’s Options that would have vested through the month that includes the last day of the period for which the Participant receives severance, if any, following such termination (the “Severance Period”), shall immediately vest.

[1]
This model reflects the time-based vesting schedule for persons who were employees prior to March 10, 2007. For employees hired on or after March 10, 2007, options vest over a 48-month period as follows: (1) 25% vest on the first anniversary of the employee’s start date, and (2) the remaining 75% vest ratably each month over the next 36 months such that 100% of the Options are vested on the 48-month anniversary of the start date.

2.3 Discretionary Vesting and Exercisability. The Committee or the Board may accelerate the vesting of any or all of the Options at any time and for any reason.

2.4 Exercise; Restriction on Exercise. No unvested Options shall be exercisable. All vested Options shall become exercisable at the time they first vest and shall cease to be exercisable at the time they expire and are forfeited as provided in Section 2.5 or Article 4.

2.5 Effect of Termination of Employment on Vesting; Expiration of Unvested Options. All unvested Options expire upon the earliest to occur of:

(i) the time of notification of the termination of the Participant’s employment by the Company for Cause;

(ii) termination of the Participant’s employment for any reason other than Cause or, if later, the expiration of the Severance Period, if applicable; and

(iii) expiration as provided in Section 4.1.

2.6 Change in Control. Except as otherwise provided in this Agreement, the effect of a Change in Control on the Participant’s Options is subject to Section 17 of the Plan.

ARTICLE 3

EXERCISE OF OPTIONS

3.1 Person Who Can Exercise. Exercisable Options may only be exercised by the Participant, except that, in the event of the Disability of the Participant, those Options may be exercised by the Participant’s legal guardian or legal representative and, in the event of death, those Options may be exercised by the executor or administrator of the Participant’s estate or the Person or Persons to whom the Participant’s rights under those Options pass by will or the laws of descent and distribution.

3.2 Procedure for Exercise. Exercisable Options may be exercised in whole or in part with respect to any portion thereof that is exercisable. To exercise an exercisable Option, the Participant (or such other Person who shall be permitted to exercise that Option as set forth in Section 3.1) must complete, sign and deliver to the Company an exercise notice in a form to be provided by the Company together with payment in full of the Option Price multiplied by the number of shares of Stock with respect to which that Option is exercised, in accordance with the option exercise procedures of the Company as in effect from time to time. The right to exercise any Option shall be subject to the satisfaction of all conditions set forth in such form of exercise notice. Payment of the Option Price shall be made in cash (including check, bank draft or money order). The Participant’s right to exercise the Option shall be subject to the satisfaction of all conditions set forth in such exercise notice.

3.3 Withholding of Taxes.

(i) The Company shall withhold or deduct from any or all payments or amounts due to or held for the Participant (or such other Person who may be permitted to exercise Options as set forth in Section 3.1), whether due from the Company or held in the account of the Participant (or such other Person) at any broker facilitating the exercise of Options, or secure payment from the Participant of, an amount (the “Withholding Amount”) equal to all taxes (including unemployment (including FUTA), social security and medical (including FICA), and other governmental charges of any kind as well as income and other taxes) required under any applicable law to be withheld or deducted with respect to any and all taxable income and other amounts attributable to the Options.

(ii) The Withholding Amount shall be determined by the Company.

(iii) Immediately upon request by the Company, the Participant agrees to pay all, or a portion if so requested by the Company, of the Withholding Amount to the Company in cash.

(iv) The timing of withholding or deduction from such payments or amounts shall be determined by the Company.

ARTICLE 4

EXPIRATION OF OPTIONS

4.1 Expiration. Vested and unvested Options shall expire at 5:00 p.m., Eastern Daylight Time on ______.2

4.2 Earlier Expiration. Notwithstanding Section 4.1, unless otherwise determined by the Committee, Options shall be forfeited and shall expire on the earliest to occur of the following:

(i) all unvested Options shall expire as provided in Section 2.5;

(ii) upon the Participant’s termination of employment by the Company for Cause, all vested Options shall expire immediately at the time notice of such termination is given (unless otherwise determined by the Company in its sole discretion);

[2]	Insert a date no later than 10 years following the Date of Grant.

(iii) upon the Participant’s termination of employment by the Company without Cause or the Participant’s resignation from employment with the Company other than in connection with death or Disability, all vested Options shall expire upon the earlier of (a) the ninetieth day following the date of such termination or (b) the expiration of the Options under Section 4.1; and

(iv) upon the Participant’s termination of employment due to the Participant’s death or Disability, all vested Options shall expire upon the earlier of (a) the 12-month anniversary of the date of such termination or (b) the expiration of the Options under Section 4.1.

4.3 Cancellation. Vested and unvested Options which expire unexercised shall be treated as cancelled.

4.4 Effective Date. For purposes hereof, except as otherwise set forth in Sections 2.5 and 4.2, the date of resignation or termination of employment means the last date of actual employment, even if a different date is used for administrative convenience in connection with employee retirement, benefit or welfare plans.

ARTICLE 5

MISCELLANEOUS

5.1 Definitions.

(i) “Cause” shall mean that the Company has “cause” to terminate the Participant’s employment or service, as defined in any existing employment or other agreement between the Participant and the Company or, in the absence of such an employment or other agreement, upon the:

(a) gross neglect or willful misconduct which is or is reasonably expected to be materially and demonstrably injurious to the Company or its customers or vendors; material breach by the Participant of his or her confidentiality, non-competition or non-solicitation obligations owed to the Company; or willful and continuing refusal or continuing failure (in either case other than due to death or Disability) by the Participant to substantially perform his or her duties or responsibilities for or owed to the Company; or

(b) conviction of or plea of guilty or no contest by the Participant to a felony or a crime of moral turpitude.3

(ii) “Disability” shall mean disability as determined by the Committee in accordance with the standards and procedures similar to those under the Company’s long-term disability plan, if any. If at any time that the Company does not maintain a long-term disability plan, “Disability” shall mean any physical or mental disability which is determined to be total and permanent by a doctor selected in good faith by the Committee.

[3]	To the extent the Participant has a “cause” definition in an agreement, the agreement should be accurately referenced and this general definition deleted.

(iii) “Good Reason” shall mean that the Participant has “good reason” to terminate his or her employment, as defined in any existing employment or other agreement between the Participant and the Company or, in the absence of such an employment or other agreement, upon the occurrence of any of the following events without the Participant’s prior written consent: (a) a material reduction in the Participant’s base salary or annual bonus incentive; (b) the assignment of duties materially inconsistent with the Participant’s position or a material reduction in the Participant's responsibilities or authority (in each case in this clause b), so long as notice that Good Reason has occurred is given by the Participant to the Company within 6 months (or such longer period as the Company may allow) after such occurrence and further provided the Company has not cured the circumstances giving rise to the Good Reason within 10 days of receipt of such notice); or (c) the requirement that the Participant relocate his or her principal place of employment to a location more than 50 miles from the Participant’s current location.4

5.2 Options Not Transferable. Options may not be transferred (other than by will or laws of descent and distribution). Any attempt to effect a transfer of Options that is not permitted by the Plan or this Agreement shall be null and void.

5.3 Code Section 409A. The parties recognize that certain provisions of this Agreement may be affected by Code Section 409A and agree to negotiate in good faith to amend this Agreement with respect to any changes necessary or advisable to comply with Code Section 409A.

5.4 Code Section 162(m). The Options were granted in a manner intended to meet the requirements of “qualified performance based compensation” under Code Section 162(m), including the requirement that the stockholders of NYFIX approve of the Grant before it can be effective.

5.5 Notices. All notices, requests and demands to or upon the parties hereto to be effective shall be in writing (including by telecopy), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered by hand, or three days after being deposited in the mail, postage prepaid, or, in the case of telecopy or email notice, when received, addressed as follows to the Company and the Participant, or to such other address as may be hereafter notified by the parties hereto:

(i) If to the Company, to it at the following address:

NYFIX, Inc.
100 Wall Street - 26th Floor
New York, NY 10005
Attn: General Counsel

[4]	To the extent the Participant has a “good reason” definition in an agreement, the agreement should be accurately referenced and this general definition deleted.

(ii) If to the Participant, to his or her most recent primary residential address or business telecopy or email address as shown on the records of the Company.

5.6 No Right To Continued Employment. The Participant acknowledges and agrees that, notwithstanding the fact that the vesting of the Options is contingent upon his or her continued employment by the Company, this Agreement does not constitute an express or implied promise of continued employment or confer upon the Participant any rights with respect to continued employment by the Company.

5.7 Amendments and Conflicting Agreements. This Agreement may be amended by a written instrument executed by the parties which specifically states that it is amending this Agreement or by a written instrument executed by the Company which so states if such amendment is not adverse to the Participant or relates to administrative matters.

5.8 Governing Law and Interpretation. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed therein without regard to the conflicts of law principles thereof. Whenever the word “including” is used herein, it shall be deemed to be followed by the phrase “without limitation.” Unless otherwise specified herein, all determinations, consents, elections and other decisions by the Committee may be made, withheld or delayed in its sole and absolute discretion.

5.9 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

5.10 Counterparts. This Agreement may be executed in counterparts, which together shall constitute one and the same instrument and which will be deemed effective whether received in original form or by telecopy or other electronic means. Facsimile signatures shall be as effective as original signatures.

5.11 Construction. The construction of this Agreement is vested in the Committee, and the Committee’s construction shall be final and conclusive on all Persons.

5.12 Effective Date of Agreement. This Agreement is effective as of the date the stockholders of NYFIX approve the Plan.

* * *

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by a duly authorized officer.

NYFIX, INC.

By:___________________________________
Name:_________________________________

PARTICIPANT’S ACCEPTANCE

The Participant acknowledges that he or she has read this Agreement, has received and read the Plan, and understands the terms and conditions of this Agreement and the Plan and hereby accepts the foregoing Options and agrees to be bound by the terms and conditions of this Agreement and the Plan.

PARTICIPANT

____________________________________
Signed